UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86057 / June 6, 2019

Admin. Proc. File No. 3-17558

In the Matter of

BLUFOREST, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bluforest, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Bluforest, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Bluforest, Inc., is revoked. The revocation is effective as of June 7, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Bluforest, Inc.,* Initial Decision Release No. 1363 (Mar. 7, 2019), 2019 WL 1082156. The Central Index Key number for Bluforest, Inc., is 1440172.

INITIAL DECISION RELEASE NO. 1363
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17558

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
BLUFOREST, INC.	:	March 7, 2019

APPEARANCES: David D. Whipple, Amy J. Oliver, Daniel J. Wadley, and Paul Feindt for the Division of Enforcement, Securities and Exchange Commission

Charles Miller, President and CEO, for Bluforest, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Bluforest, Inc. The revocation is based on Bluforest's repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Securities and Exchange Commission instituted this proceeding with an Order Instituting Proceedings (OIP) on September 20, 2016. On October 25, 2017, an Initial Decision of Default revoked the registration of the registered securities of Bluforest, Inc. *Bluforest, Inc.*, Initial Decision Release No. 1202, 2017 SEC LEXIS 3398 (A.L.J.).

On August 22, 2018, in light of *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the Commission ordered a new hearing in each pending proceeding, including this one, before an administrative law judge who had not previously participated in the proceeding, unless the parties expressly agreed to alternative procedures, including agreeing that the proceeding remain with the previous presiding administrative law judge. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3. Accordingly, the proceeding was reassigned to the undersigned. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264 (C.A.L.J. Sept. 12, 2018).

The OIP alleges that Bluforest is a Nevada corporation with its principal place of business in Quito, Ecuador, and provides that its Answer is due within ten days of service of the OIP on it. *See* OIP at 1-2; 17 C.F.R. § 201.220(b). Following the reassignment of the proceeding, Bluforest was served with the OIP on October 30, 2018, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by

service on the Nevada Secretary of State, pursuant to Nevada Revised Statute § 14.030. It failed to file an Answer and was ordered to show cause by November 26, 2018, why it should not be deemed to be in default and the registration of its securities revoked. *Bluforest, Inc.*, Admin. Proc. Rulings Release No. 6320, 2018 SEC LEXIS 3215, at *2 (A.L.J. Nov. 14, 2018).

On November 26, 2018, Charles Miller, Bluforest's President and CEO, sent a brief email ascribing its failure to file periodic reports to wrongdoing by third parties and promising to become current within 90 days. The email was considered as a response to the Order to Show Cause and as Answer to the OIP; a schedule for filing dispositive motions pursuant to 17 C.F.R. § 201.250 was ordered. *Bluforest, Inc.*, Admin. Proc. Rulings Release No. 6379, 2018 SEC LEXIS 3378, at *2 (A.L.J. Nov. 30, 2018) (dispositive motions due by December 21, 2018).[1] The Division of Enforcement filed a Motion for Summary Disposition on December 21, 2018. Bluforest did not file an opposition.

This Initial Decision is based on Bluforest's Answer to the OIP, the Division's motion, and the Commission's public official records concerning Bluforest, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250(b). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

II. FINDINGS OF FACT

Bluforest, Inc. (CIK No. 1440172),[2] is a Nevada corporation with its principal place of business in Quito, Ecuador, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Official Notice. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013. Official Notice; Answer That Form 10-Q described Bluforest as a Development Stage Company with a business plan of carbon offsets marketing. The Form 10-Q's unaudited financial statements reported zero revenues since the 2008 date of inception and a net loss of $304,299,195. Bluforest's most recent audited financial statements, contained in its Form 10-K for the year ended December 31, 2012, which reported zero revenues since 2008 and a net loss of $277,645,056 for 2012, contained a "going concern" statement, indicating doubt that the company would survive as a going concern for another year.

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[1] Oppositions were due by January 11, 2019; and replies, by January 18, 2019. *Bluforest, Inc.*, 2018 SEC LEXIS 3378, at *2. However, the proceeding was stayed between January 16 and January 30, 2019, as a result of the Commission's "lapse in appropriations" and furlough of Commission personnel, which commenced on December 27, 2018. *Pending Admin. Proc.*, Securities Act of 1933 Release Nos. 10602, 2019 SEC LEXIS 5 (Jan. 16, 2019); 106103, 2019 SEC LEXIS 37. To ensure fairness, the undersigned set new due dates for responsive pleadings – February 20, 2019, for Bluforest's opposition, and February 27, 2019, for the Division's reply. *Bluforest, Inc.*, Admin. Proc. Rulings Release No. 6424, 2019 SEC LEXIS 50, at *3 (A.L.J. Jan. 30, 2019).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. has discontinued the display of quotes for the Bluforest's common stock (symbol "BLUF"); OTC's website currently displays a Caveat Emptor/Grey Market warning, illustrated with a skull and crossbones, for BLUF common stock. *See* https://www.otcmarkets.com/stock/BLUF/overview (last visited March 7, 2019), of which official notice is taken pursuant to 17 C.F.R. § 201.323.

Bluforest failed to make its periodic filings because of a corrupt advisor but plans to become current. Answer. Its November 26, 2018, Answer sought "90 days to bring the company up to date [to] protect all the shareholders and their investments." *Id*. Bluforest has not, however, made any filings since then.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Bluforest violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Bluforest's securities be revoked.[3] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id*. at*19-20 (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)).

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12,

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[3] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of the registration of its securities.

2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

Bluforest's violations were recurrent in that it has not filed any required annual and quarterly reports for more than five years. Concerning the extent of its efforts to remedy its past violations and ensure future compliance, Bluforest has articulated an intent to become current, but no past-due filings have been made, and there is no indication of a date when this might occur. The company's continuing losses and lack of revenue to fund the expenses of auditing or reviewing its financial statements and filing periodic reports bode ill for future compliance. In short, the violations are continuing and are likely to continue for the indefinite future. Regarding the negative impact of revocation on current investors, while both current and prospective investors are harmed by the lack of current, accurate financial information about an issuer, the interests of existing investors must not take precedence over those of prospective investors. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *32 (Jan. 21, 2009); *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *15 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Gateway*, 2006 SEC LEXIS 1288, at *31.

In sum, the investing public, including current shareholders, does not have – and is unlikely ever to have – access to complete past and current financial information. Revocation of the registrations of Bluforest's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway*, 2006 SEC LEXIS 1288, at *19-20, and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods.*, 2009 SEC LEXIS 81; *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *Am.'s Sports Voice*, 2007 SEC LEXIS 1241; *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Bluforest, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the

Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge